JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

May 30, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re	Acceleration Request – Jabil Circuit, Inc. Registration Statement on Form S-4/A File No. 333-149278

Ladies and Gentlemen:

In connection with Jabil Circuit, Inc.’s (the “Company”) above-referenced pending Registration Statement on Form S-4/A (the “Filing”) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the Filing at 12:00 p.m. (ET) on June 2, 2008 or as soon thereafter as practicable.

By filing this acceleration request, the Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact our outside securities counsel Chester E. Bacheller, Esq. of Holland & Knight LLP at (813) 227-8500.

Very truly yours,

JABIL CIRCUIT, INC.

/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Robert L. Paver, Esq.
Chester E. Bacheller, Esq.